Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

3 February 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
RESIGNATION OF CHIEF EXECUTIVE OFFICER & MANAGING DIRECTOR

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

3/14

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

3 February 2003

NEWS ANNOUNCEMENT

Resignation of Keith Lambert

The Board of Southcorp today announced that it has requested and received the resignation of Keith Lambert, Director and Chief Executive Officer, effective immediately.

Brian Finn, Chairman of Southcorp, will assume the role of Executive Chairman until a successor is appointed.

Mr Finn said that Keith Lambert had led the Company successfully through the integration with Rosemount, transforming Southcorp from a diversified industrial business into a leading international premium wine company. With that transformation complete and having regard to recent financial performance, the Board believes that different leadership attributes and business experiences are required to take the company forward. The Company has started the process of securing a replacement for Mr Lambert.

"The Board is committed to the strategy of enhancing Southcorp's leadership as a premium wine company. Following the review of the half-year and full-year earnings outlook, the Board has directed management to focus on improving business performance through better product mix, lower operational costs and more effective promotional spending. These will be the priorities during the transition to a new Chief Executive and the senior management has begun to implement them," Mr Finn said.

"The Board is grateful for the important contribution that Keith Lambert has made to our business and we wish him well in his future endeavours."

"Southcorp has the quality of assets, through its globally recognised brands, its Australian viticultural assets, its people and its strength of distribution, to achieve the performance associated with a premium wine company," Mr Finn said.

For further information:

Dr Robert Porter
General Manager, Investor Relations & Corporate Affairs
Telephone: 02 94651154
Mobile: 0407 391829
Facsimile: 02 94651181
www.southcorp.com.au